Exhibit 99.9

Tower One Wireless Corp.
Files Preliminary Short Form Prospectus
for $30 Million Equity Financing

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

Vancouver, BC, Canada – October 11, 2018 – Tower One Wireless Corp. (CSE: TO) (OTCMKTS: TOWTF) (Frankfurt: 1P3N) (“Tower One” or the “Company”) is pleased to announce that it has filed a preliminary short form prospectus (“Prospectus”) with the securities regulatory authorities in each of the provinces of Canada, except Québec, to qualify the distribution of Class A common shares (the “Common Shares”) of the Company for aggregate gross proceeds of up to $30 million (the “Offering”). The number of Common Shares to be sold and the price per Common Share have not yet been determined.

The Company has granted the Agent (as defined below) an option, exercisable in whole or in part and at any time not later than 30 days after the closing of the Offering, to purchase up to an additional 15% of the Common Shares issued and sold by the Company pursuant to the Offering, solely to cover over-allocations, if any, and for market stabilization purposes.

Raymond James Ltd. (the “Agent”) is acting as sole book-runner and agent for the Offering. The Prospectus contains important information relating to the Common Shares and is still subject to completion or amendment. Copies of the Prospectus are available on SEDAR at www.sedar.com. There will not be any sale or any acceptance of an offer to buy the Common Shares until a receipt for the final prospectus has been issued.

The Company intends to use the net proceeds of the Offering for capital expenditures, investments in working capital, general corporate purposes and repayment of indebtedness.

The Company has applied to the Canadian Securities Exchange (the “CSE”) for approval of the Offering and the listing of the Common Shares. Listing will be subject to the fulfilment of all listing requirements of the CSE.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Common Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws. Accordingly, the Common Shares may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws. This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities of Tower One in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Tower One

Tower One Wireless Corp.’s principal business is to build, own and operate multitenant wireless telecommunications infrastructure (“towers”) in Latin America. Tower One leases space on its towers to mobile network operators. The Company is focused on the build to suit tower industry whereby a long-term lease is secured with a tenant prior to building a tower. The Company operates in the three largest Spanish speaking countries in Latin America (Argentina, Colombia and Mexico) with a combined population of approximately 220 million people.

Cautionary Disclaimer Statement

Certain statements in this news release are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of Canadian securities laws (“forward-looking statements”). All statements other than statements of historical fact included in this news release are forward-looking statements that involve risks and uncertainties. Such forward-looking statements include, among others, statements regarding the proposed offering of Common Shares and the use of proceeds from the proposed offering. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The reader is cautioned that assumptions used in the preparation of any forward-looking statements may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking statement. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials, including its Annual Information Form filed with the Canadian securities regulators and which can be obtained from the Company’s profile on SEDAR at www.sedar.com. The forward-looking statements contained in this news release are made as of the date of this news release and the Company assumes no obligation to update any forward-looking statement or to update the reasons why actual results could differ from such statements except to the extent required by law.

For further information, please contact:

Robert “Nick” Horsley, Director
nick@toweronewireless.com
(604) 559-8051

The CSE has not reviewed, and does not accept responsibility for the adequacy or accuracy of the contents of this news release.